September 12, 2017

VIA EDGAR

Office of the Secretary

Room 10195

Mail Stop 1090

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Azul S.A.

Registration Statement on Form F-1 (Registration No. 333-220433)

Dear Ms. Martin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Azul S.A., a sociedade por ações organized under the laws of the Federative Republic of Brazil (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-220433) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective at 2:30 pm, Eastern Time, on September 14, 2017 or as soon as practicable thereafter.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,
Azul S.A.

By:	/S/ JOANNA CAMET PORTELLA
Name:	Joanna Camet Portella
Title:	General Counsel and Attorney-in-Fact

[SIGNATURE PAGE TO ACCELERATION REQUEST LETTER]